UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–10)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Syngenta AG

(Name of Subject Company (Issuer))

China National Chemical Corporation

(Name of Filing Person (Offeror))

Common Shares

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of one Common Share, par value CHF 0.10 per Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Lu Xiaobao

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Alan Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☒	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

On February 3, 2016, China National Chemical Corporation, a company organized under the laws of China, with its registered office in Beijing, People’s Republic of China (“ChemChina”) announced that it has agreed to submit an offer to acquire Syngenta AG, a company organized under the laws of Switzerland, with its registered office in Basel, Switzerland (“Syngenta”). Pursuant to the definitive agreement entered into by parties, ChemChina, or a designated directly or indirectly controlled subsidiary of ChemChina, will launch a tender offer to purchase all publicly held registered shares of Syngenta with a nominal value of CHF 0.10 each (“Syngenta Shares”), listed on the SIX Swiss Exchange and all American Depositary Shares of Syngenta issued by Bank of New York Mellon acting as depository (“ADSs”), listed on the New York Stock Exchange. This filing relates solely to preliminary communications made before the commencement of the tender offer.

Important Additional Information

The tender offer described herein has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Syngenta’s securities. At the time the tender offer is commenced, shareholders of Syngenta are urged to read the offer documents which are or will be available at http://www.chemchina.com/press/. At the time the tender offer is commenced, it shall be comprised of two separate offers – (i) an offer for all Syngenta Shares in accordance with the applicable law in Switzerland (the “Swiss Offer”), and (ii) an offer to holders of Syngenta’s ADSs, and to holders of Syngenta Shares who are resident in the U.S. in accordance with the applicable law in the U.S. (the “U.S. Offer”). Holders of Syngenta Shares who are U.S. holders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (“U.S. Persons”) and holders of ADSs, in each case who wish to participate in the U.S. Offer, are urged to carefully review the Schedule TO and other documents relating to the U.S. Offer that will be filed by ChemChina or a designated direct or indirect subsidiary thereof (the “Offeror”) with the U.S. Securities and Exchange Commission (the “SEC”) because these documents will contain important information relating to the U.S. Offer. Holders of Syngenta Shares who are U.S. Persons and holders of ADSs, in each case who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Syngenta relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Syngenta and the Offeror with the SEC, at the SEC’s website at www.sec.gov. YOU SHOULD READ THE SCHEDULE TO AND SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

The Swiss Offer and the U.S. Offer will not be made, directly or indirectly, in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require ChemChina or any of its subsidiaries to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer. It is not intended to extend the Swiss Offer or the U.S. Offer to any such country or jurisdiction. Documents relating to the Swiss Offer or the U.S. Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction. Any such documents must not be used for the purpose of soliciting the purchase of any securities of Syngenta by any person or entity resident or incorporated in any such country or jurisdiction.

Cautionary Statements Regarding Forward-Looking Statements

This filing may contain certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of Syngenta and ChemChina and their affiliates following completion of the transaction mentioned therein. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Many risks, uncertainties and other factors, which are often times beyond our control, could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Syngenta’s reports filed with the SEC and those identified elsewhere in this filing, risks relating to the completion of the proposed transaction on anticipated terms and timing, including receiving sufficient acceptances from holders of Syngenta Shares and ADSs in the tender offer, satisfaction of all conditions to the tender offer, obtaining regulatory approvals, and potential disruptions from the proposed transaction to Syngenta’s or ChemChina’s business. ChemChina and Syngenta cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. ChemChina and Syngenta disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of ChemChina or Syngenta or any of their affiliates, following completion of the proposed transaction. Please consult any further disclosures Syngenta and ChemChina make on related subjects in reports to the SEC.

Exhibit Index

Exhibit No.

(a)(1)(i)	Press Release dated February 3, 2016

(a)(1)(ii)	Pre-Announcement of the Public Tender Offer dated February 3, 2016